EXHIBIT 11.2

CPI CORP. COMPUTATION OF EARNINGS PER SHARE - BASIC FISCAL YEARS ENDED FEBRUARY 5, 2005, FEBRUARY 7, 2004 AND FEBRUARY 1, 2003

thousands except share and per share data
	2004	2003	2002

Common shares outstanding at beginning of
fiscal period	18,360,238	18,288,006	18,201,743
Shares issued during the period - weighted average	49,536	54,113	76,709

Less: Treasury stock - weighted average	(10,521,370)	(10,260,500)	(10,238,303)

Weighted average number of common and common
equivalent shares	7,888,404	8,081,619	8,040,149

Net earnings (loss) applicable to common shares:
From continuing operations	$(14,762)	$5,842	$7,783
From discontinued operations	(3,746)	(4,624)	(1,243)

Net earnings (loss)	$(18,508)	$1,218	$6,540

Net earnings (loss) per common and common
equivalent shares:
From continuing operations	$(1.87)	$0.72	$0.97
From discontinued operations	(0.48)	(0.57)	(0.16)

Earnings (loss) per common share	$(2.35)	$0.15	$0.81

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